Exhibit 99.1

China Index Holdings

Announces Completion of Merger

BEIJING, April 17, 2023 China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced the completion of the merger (the “Merger”) of the Company with CIH Merger Sub Holdings Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of CIH Holdings Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 22, 2022, by and among the Company, Parent and Merger Sub.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American depository share of the Company (each, an “ADS”), representing one Class A ordinary shares of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, other than the Excluded Shares (as defined in the Merger Agreement), was cancelled in exchange for the right to receive US$1.0 in cash per ADS without interest and net of any applicable withholding taxes, and each Share of the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares, (ii) the Dissenting Shares (as defined in the Merger Agreement), and (iii) the Shares represented by ADSs, was cancelled and ceased to exist, in exchange for the right to receive US$1.0 in cash per Share without interest and net of any applicable withholding tax.

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares granted under the Company’s 2019 equity incentive plan adopted by the Company on May 2, 2019 (the “Share Incentive Plan”) in accordance with its terms that is outstanding immediately prior to the Effective Time, was assumed by Parent as an option to purchase the applicable share of the Parent. Each restricted share granted under the Share Incentive Plan that is outstanding immediately prior to the Effective Time, was assumed by Parent and converted as of the Effective Time, automatically and without action by the holder into the applicable shares of the Parent.

As a result of the Merger, CIH became a wholly owned subsidiary of Parent, and the ADSs of the Company no longer trade on the NASDAQ Capital Market (“NASDAQ”).

In connection with the consummation of the Merger, the Company has requested that trading of its ADSs on NASDAQ be suspended prior to opening of trading on April 17, 2023. The Company requested that NASDAQ file with the SEC a Form 25 relating to the delisting of the Company’s ADSs from NASDAQ. The Company intends to file a Form 15 with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the deregistration of the Company’s shares, under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from CIH’s management as well as CIH’s strategic and operational plans contain forward-looking statements. CIH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CIH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the real estate information and analytics service platform provider industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and CIH does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

CIH Investor Relations

Email: CIH-IR@fang.com